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                                               FILED BY MYLAN LABORATORIES INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                       AND DEEMED FILED PURSUANT TO RULE 14A-12
                      UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

                                   SUBJECT COMPANY:  KING PHARMACEUTICALS, INC.
                                                  COMMISSION FILE NO.:  0-24425


         This filing relates to a planned acquisition by Mylan Laboratories Inc. ("Mylan") of King Pharmaceuticals, Inc. ("King"), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the "Merger Agreement"), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

                                      * * *

FOR IMMEDIATE RELEASE               CONTACTS:  Heather Bresch (Public Relations)
                                               Mylan Laboratories Inc.
                                               724.514.1800

                                               Kris King (Investor Relations)
                                               Mylan Laboratories Inc.
                                               724.514.1800

                       MYLAN COMMENTS ON KING TRANSACTION

Pittsburgh, PA - January 12, 2005 - Mylan Laboratories Inc. (NYSE: MYL) commented today on the status of its pending acquisition of King
Pharmaceuticals, Inc.

Mylan's Vice Chairman and CEO, Robert J. Coury, stated, "In connection with our ongoing reviews of King and our proposed acquisition of King, we continue to assess King's statements that it will restate its previously reported financial results for 2002, 2003 and the first six months of 2004 and that it is evaluating whether financial results for any earlier periods require restatement. As previously announced, any restatement of King's financial statements results in a failure to satisfy a condition of Mylan's obligation to close the acquisition of King.

"While we are monitoring and reviewing these accounting issues and a number of other matters concerning King, in light of timing issues, we believe that it is highly unlikely that the parties would be able to consummate the merger contemplated by our merger agreement with King by February 28, 2005, which is the date in the merger agreement after which generally either Mylan or King may terminate the agreement.

"Also, in light of our ongoing review, we believe that it is unlikely that Mylan will consummate the acquisition of King on the terms, including the economic terms, set forth in the existing merger agreement. While our continued study may lead to a renegotiation of the existing merger agreement, there can be no assurance that a revised agreement will be reached or that any transaction will occur. Until a resolution is reached, Mylan intends to have no further comment on this situation."




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Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories, Inc., and Mylan Bertek Pharmaceuticals Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.

For more information about Mylan, visit www.mylan.com.

Forward-Looking Statements:

This release may include statements that constitute "forward-looking statements," including with regard to pending King acquisition, any renegotiation of the existing merger agreement or any termination of the existing merger agreement. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the satisfaction of conditions to closing the King acquisition; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the "SEC"). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger of a wholly-owned subsidiary of Mylan with and into King (the "Merger"), Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC's website at www.sec.gov . Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention:
Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan's website at http://www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King's website at http://www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership



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of Mylan common stock is set forth in the proxy statement for Mylan's 2004
Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King's 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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